Exhibit 4.22

Execution Version

FOURTEENTH AMENDMENT TO AMENDED AND RESTATED
CREDIT AND FUNDING AGREEMENT
by and among
OLIN CORPORATION
as Borrower
and
OLIN WINCHESTER, LLC
and
THE LENDERS PARTY HERETO
and
PNC BANK, NATIONAL ASSOCIATION
as Administrative Agent
and
PNC CAPITAL MARKETS LLC
as Lead Arranger and Sole Bookrunner
Dated as of February 19, 2026

This FOURTEENTH AMENDMENT TO AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT (this “Amendment”), dated as of February 19, 2026, to the Amended and Restated Credit and Funding Agreement dated as of December 9, 2010, as amended by the First Amendment thereto dated as of December 27, 2010, the Second Amendment thereto dated as of April 27, 2012, the Third Amendment thereto dated as of June 23, 2014, the Fourth Amendment thereto dated as of June 23, 2015, the Fifth Amendment thereto dated as of September 29, 2016, the Sixth Amendment thereto dated as of March 9, 2017, the Seventh Amendment thereto dated as of July 16, 2019, the Eighth Amendment thereto dated as of December 20, 2019, the Ninth Amendment thereto dated as of May 8, 2020, the Tenth Amendment thereto dated as of February 24, 2021, the Eleventh Amendment thereto dated as of August 30, 2021, the Twelfth Amendment thereto dated as of October 11, 2022 and the Thirteenth Amendment thereto dated as of March 14, 2025 (the “Credit and Funding Agreement”), among OLIN CORPORATION, a Virginia corporation (the “Borrower”), OLIN WINCHESTER, LLC, a Delaware limited liability company (the “Limited Liability Company”), the Lenders and other parties party thereto from time to time and PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent.
RECITALS
A.    Pursuant to the Credit and Funding Agreement, the Lenders have extended credit to the Borrower, on the terms and subject to the conditions set forth therein.
B.    The (1) $50,000,000 The Industrial Development Authority of Washington County Gulf Opportunity Revenue Bonds (Olin Corporation Project), Series 2010A, (2) $20,000,000 The Industrial Development Authority of Washington County Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010B (collectively, the “AL Bonds”), (3) $42,000,000 The Mississippi Business Finance Corporation Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 (the “MS Bonds”) and (4) $41,000,000 The Industrial Development Board of the County of Bradley and the City of Cleveland, Tennessee Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 (the “TN Bonds” and together with the AL Bonds and the MS Bonds, the “Original Bonds” and together with the MS Bonds, the “Bonds”) were sold to the Lenders pursuant to the Credit and Funding Agreement.
C.    The Borrower has requested that the Credit and Funding Agreement be amended as set forth herein.
D.    The Lenders are willing to agree to such amendments on the terms and conditions set forth herein.
Accordingly, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1
DEFINITIONS
1.1.    Definitions. Except as otherwise expressly provided herein, capitalized terms used in this Amendment shall have the meanings given to them in Section 1.01 of the Credit and Funding Agreement.
1.2.    Rules of Interpretation. Except as otherwise expressly provided herein, the rules of interpretation set forth in Section 1.02 of the Credit and Funding Agreement shall apply mutatis mutandis to this Amendment.
ARTICLE 2
AMENDMENTS
2.1.    Additional Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order therein:
“Amendment No. 1 Effective Date” shall have such meaning as set forth in the BofA Credit Agreement.
“Collateral” shall have the meaning as set forth on the Security Agreement.
“Collateral and Guarantee Release Date” shall have such meaning as set forth in the BofA Credit Agreement.
“Covenant Relief Period” shall have such meaning as set forth in the BofA Credit Agreement.
“Fourteenth Amendment Effective Date” means February 19, 2026.
2.2.    Amended Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by amending and restating the following definitions:
“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period (adjusted to exclude all extraordinary, unusual or non-recurring items and any gains or losses on sales of assets outside the ordinary course of business) plus, without duplication and (except with respect to synergies included in Consolidated Cost Savings) to the extent deducted in calculating such Consolidated Net Income for such period, the sum of (a) income tax expense, (b) interest expense, amortization or writeoff of debt discount with respect to Indebtedness (including the Advances), (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) Consolidated Cost Savings; provided that with respect to any four-fiscal quarter period, the aggregate amount added back in the calculation of Consolidated EBITDA for such period pursuant to this clause (e) shall not exceed 25% of Consolidated EBITDA (calculated prior to giving effect to any add-backs pursuant to this clause (e)), (f) costs and expenses incurred in connection with the implementation of Initiatives, (g) any other non-cash charges and (h) fees and expenses incurred in connection with any acquisition, investment, disposition, issuance or repayment of debt, issuance of equity, refinancing transaction or amendment or other modification of any debt instrument (including the Loan Documents), in each case whether or not successful, minus, (i) any cash payments made during such period in respect of items described in clause (g) above subsequent to the fiscal quarter in which the relevant non-cash charge was reflected as a charge in the statement of Consolidated Net Income and (ii) to the extent included in calculating such Consolidated Net Income for such period, any non-cash income (other than amounts accrued in the ordinary course of business under accrual-based revenue recognition procedures in accordance with GAAP). For the purposes of calculating Consolidated EBITDA for any Reference Period pursuant to any determination of the Consolidated Leverage Ratio, if during such Reference Period the Company or any Subsidiary shall have made a Material Acquisition or a Material Disposition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition or Material Disposition, as applicable, occurred on the first day of such Reference Period.
“Consolidated Total Debt” means at any date, the aggregate principal amount of all Indebtedness of the Borrower and its Subsidiaries at such date, determined on a consolidated basis in accordance with GAAP; provided that “Consolidated Total Debt” shall exclude the amount of any Indebtedness under any Permitted Receivables Facilities on such date in an aggregate amount not to exceed $425,000,000.
“Designated Non-Cash Consideration” means non-cash consideration received by the Borrower or one of its Subsidiaries in connection with a Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the fair market value of such non-cash consideration and the basis of such valuation.
“Pricing Level” means, as of any date of determination, the “Pricing Level” set forth below as then applicable:

Consolidated Leverage Ratio	Pricing Level
Less than or equal to 1.00:1.00	I
Greater than 1.00:1.00 but less than or equal to 1.50:1.00	II
Greater than 1.50:1.00 but less than or equal to 2.50:1.00	III
Greater than 2.50:1.00 but less than or equal to 3.50:1.00	IV
Greater than 3.50:1.00 but less than or equal to 4.50:1.00	V
Greater than 4.50:1.00 but less than or equal to 5.50:1.00	VI
Greater than 5.50:1.00	VII

For purposes of this definition, the Pricing Level shall be deemed to be Level IV from the Fourteenth Amendment Effective Date until the delivery of the certificate referenced in Section 6.01(i)(iv) for the Reference Period ending on December 31, 2025. Thereafter, the Pricing Level shall be determined as at the end of each Reference Period based upon the calculation of the Consolidated Leverage Ratio for such Reference Period. The Designated Basis Points, which shall be used to calculate the Direct Purchase Rate, shall be adjusted (if necessary ) upward or downward on the first day following delivery of the certificate referred to in Section 6.01(i)(iv).
“Security Agreement” means the Security Agreement substantially in the form of Exhibit G to the BofA Credit Agreement, with such changes thereto as shall be approved by the Collateral Agent (provided that such changes do not adversely affect the rights and obligations of the Administrative Agent or the Lenders relative to the rights and obligation of the other Secured Parties thereunder), to be entered into after the Fourteenth Amendment Effective Date by the Borrower, the Subsidiaries of the Borrower party thereto and the Collateral Agent for the benefit of the Secured Parties.
2.3.    [Reserved.]
2.4.    Deleted Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by deleting the definitions of “Consolidated Senior Secured Leverage Ratio”, “Restricted Period” and “Collateral Release Date”.
2.5.    Section 6.01(b) – Affirmative Covenants –Leverage Ratio. Section 6.01(b) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(b) Leverage Ratio.
(i)    Maintain a Consolidated Net Leverage Ratio as of the last day of each Reference Period ending during the Covenant Relief Period (commencing with the first Reference Period ending after the Fourteenth Amendment Effective Date) of not more than the ratio set forth below opposite such period:

Reference Period Ending	Consolidated Net Leverage Ratio
March 31, 2026	5.00:1.00
June 30, 2026	5.625:1.00
September 30, 2026	5.875:1.00
December 31, 2026	5.875:1.00
March 31, 2027	5.00:1.00
June 30, 2027	4.75:1.00
September 30, 2027	4.75:1.00

(ii)    Maintain a Consolidated Net Leverage Ratio as of the last day of each Reference Period ending after the Covenant Relief Period of not more than 4.00 to 1.00; provided that upon consummation of any Acquisition that involves the payment of consideration in excess of $500,000,000, at the option of the Borrower, 4.00:1.00 will increase to 4.50:1.00 for the period that begins with the fiscal quarter in which such Acquisition is consummated and shall return to the level set forth above on the last day of the fourth fiscal quarter beginning after the date on which such Acquisition was consummated; provided that there shall not be more than two (2) Consolidated Leverage Ratio increases from 4.00:1.00 to 4.50:1.00 pursuant to this clause (ii).
2.6.    Section 6.01(c) – Affirmative Covenants – Consolidated Interest Coverage Ratio. Section 6.01(c) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(c)    Consolidated Interest Coverage Ratio.
(i)    Maintain a Consolidated Interest Coverage Ratio for each Reference Period ending during the Covenant Relief Period (commencing with the first Reference Period ending after the Fourteenth Amendment Effective Date) of not less than the ratio set forth below opposite such period:

Reference Period Ending	Consolidated Interest Coverage Ratio
March 31, 2026	2.50:1.00
June 30, 2026	2.50:1.00
September 30, 2026	2.25:1.00
December 31, 2026	2.25:1.00
March 31, 2027	2.50:1.00
June 30, 2027	2.75:1.00
September 30, 2027	2.75:1.00
(ii)    Maintain a Consolidated Interest Coverage Ratio for each Reference Period ending after the Covenant Relief Period of not less than 3.00 to 1.00.

2.7.    Section 6.02(a)– Negative Covenants – Liens. Sections 6.02(a)(xi) and 6.02(a)(xv) of the Credit and Funding Agreement are hereby amended and restated as follows:
“(xi) Liens on Receivables Related Assets of, or transferred to, a Receivables Subsidiary pursuant to a Permitted Receivables Facility (x) during the Covenant Relief Period, securing obligations in an aggregate principal amount not exceeding $500,000,000 at any time outstanding and (y) after the Covenant Relief Period, securing obligations in an aggregate principal amount not exceeding $700,000,000 at any time outstanding;”
“(xv)    Liens to secure the Secured Obligations;”
2.8.    Section 6.02(b)– Negative Covenants – Domestic Subsidiary Indebtedness. Section 6.02(b) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(b)    Indebtedness. (x) Permit any Domestic Subsidiary (other than any Additional Borrower ( as defined in the BofA Credit Agreement)) to create incur, assume or permit to exist any Indebtedness and (y) during the Covenant Relief Period, create, incur, assume or permit to exist any Indebtedness of the Borrower or any other Loan Party, except:
(i)    Indebtedness of any Domestic Subsidiary to the Borrower or any other Domestic Subsidiary;
(ii)    Indebtedness of any Domestic Subsidiary outstanding on the date hereof and, during the Covenant Relief Period, Indebtedness of the Borrower and its Subsidiaries outstanding on the Fourteenth Amendment Effective Date, including guarantees by Loan Parties of any such Indebtedness;
(iii)    Indebtedness incurred to finance the acquisition, construction or improvement of any fixed or capital assets, including Finance Lease Obligations and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and extensions, renewals and replacements of any such Indebtedness that do not increase the outstanding principal amount thereof; provided that such Indebtedness is incurred prior to or within 90 days after such acquisition or the completion of such construction or improvement;
(iv)    Indebtedness of any Person that becomes a Domestic Subsidiary after the date hereof; provided that such Indebtedness exists at the time such Person becomes a Domestic Subsidiary and is not created in contemplation of or in connection with such Person becoming a Domestic Subsidiary;
(v)    other Indebtedness in an aggregate principal amount not exceeding $85,000,000 at any time outstanding;
(vi)    [reserved]

(vii)    Indebtedness of any Receivables Subsidiaries in respect of any Permitted Receivables Facilities (x) during the Covenant Relief Period, in an aggregate principal amount not exceeding $500,000,000 at any time outstanding and (y) after the Covenant Relief Period, in an aggregate principal amount not exceeding $700,000,000 at any time outstanding;
(viii)    Permitted Refinancing Indebtedness that serves to Refinance any Indebtedness permitted under Section 6.02(b)(i), (ii), (iii), (iv), (v) or (vii) above;
(ix)    Indebtedness in connection with the financing of insurance premiums in the ordinary course of business; and
(x) during the Covenant Relief Period, other Indebtedness of the Borrower or any other Loan Party so long as after giving effect to the incurrence of such Indebtedness, on a pro forma basis, the Borrower shall be in compliance with the financial covenants contained in Section 6.01(b) and (c) as of the last day of the most recently ended Reference Period for which financial statements were required to be delivered pursuant to Section 6.01(i)(i) and (ii) or (iii), as the case may be; provided that the net cash proceeds of Indebtedness incurred at such time shall not be netted against the applicable amount of Consolidated Total Debt for purposes of the calculation of the Consolidated Net Leverage Ratio; provided further that any such Indebtedness incurred under this clause (x) of this Section 6.02(b) shall (x) be unsecured and (y) not have a shorter weighted average life to maturity than the remaining weighted average life to maturity of the Bonds or a maturity date earlier than the then-applicable maturity date of Bonds.”
2.9.    Section 6.02(f)– Negative Covenants – Restricted Payments. Section 6.02(f) of the Credit and Funding Agreement is hereby amended and restated as follows:
“(f) Restricted Payments. Declare or make, or permit any Subsidiary to declare or make, directly or indirectly, any Restricted Payment during the Covenant Relief Period, except:
(i)    any Subsidiary may declare and make Restricted Payments ratably to the holders of its Equity Interests;
(ii)    the Borrower and each Subsidiary may declare and make dividends or distributions payable solely in Equity Interests of such Person;
(iii)    the Borrower and each Subsidiary may purchase, redeem or otherwise acquire its common Equity Interests with the proceeds received from the substantially concurrent issue of new common Equity Interests;
(iv)    the Borrower may make distributions to the holders of its Equity Interests in an aggregate annual amount not to exceed $0.80 per share;

(v)    the purchase, redemption, retirement or other acquisition for value of Equity Interests of the Borrower held by employees or former employees of the Borrower or any Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement under which such Equity Interests were issued; provided, however, that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Equity Interests does not exceed $5,000,000 in any calendar year; provided further, however, that any unused amounts in any calendar year may be carried forward to one or more future periods subject to a maximum aggregate amount of repurchases made pursuant to this clause (v) not to exceed $10,000,000 in any calendar year; provided, however, that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds received by the Borrower or any of its Subsidiaries from the sale of Equity Interests of the Borrower to employees of the Borrower and its Subsidiaries that occurs after the Fourteenth Amendment Effective Date; plus (B) the cash proceeds of key man life insurance policies received by the Borrower and its Subsidiaries after the Ninth Amendment Effective Date (it being understood that the Borrower may elect to apply all or any portion of the aggregate increase contemplated by the proviso of this clause (v) in any calendar year);
(vi)    the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities shall be permitted;
(vii)    cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Equity Interests of the Borrower or a Subsidiary shall be permitted;
(viii)    so long as no Event of Default exists or would be caused thereby, the Borrower and each Subsidiary may declare and make other Restricted Payments in an aggregate amount not to exceed $50,000,000; and
(ix)    the payment of any dividend or distribution on Equity Interests in the Borrower or a Subsidiary within 60 days after declaration thereof if at the declaration date such payment was permitted by the provisions of this Section 6.02(f).”
2.10.    Section 6.02(g)– Negative Covenants – Dispositions. Section 6.02(g) of the Credit and Funding Agreement is hereby amended by deleting “Restricted Period” and inserting in its place “Covenant Relief Period”.
2.11.    Schedule 1 to the Credit and Funding Agreement is hereby amended and restated in its entirety with SCHEDULE 1 attached hereto. The amendment to Schedule 1 shall be effective only upon either (1) the receipt from nationally recognized bond counsel acceptable to the Administrative Agent of one or more opinions with respect to all outstanding Bonds to the effect that the amendments set forth herein will have no adverse effect upon the exclusion from gross income for federal income tax purposes of the interest on the Bonds or (2) action by the MS Issuer and the TN Issuer to reissue or concurrently refund the applicable series of Bonds

(i.e., the MS Bonds or the TN Bonds) by issuing a new series of bonds (any such new series, “Current Refunding Bonds”) in order to include in the calculation of the Direct Purchase Rate the Designated Basis Points for the Pricing Levels set forth in Schedule 1 for the new Current Refunding Bonds, which such Current Refunding Bonds will be deemed purchased by the Lenders upon such Current Refunding Bonds’ issuance in exchange for the refunded Bonds held by each Lender, and which must be accompanied by one or more opinions of nationally recognized bond counsel acceptable to the Administrative Agent to the effect that interest on each series of Current Refunding Bonds is excludable from gross income for federal income tax purposes, and each series of Current Refunding Bonds is duly authorized, executed and delivered by its respective Issuer, and as to such other matters reasonably requested by the Administrative Agent.
Provided that if either of the conditions described in (1) or (2) above (the “Tax-Exempt Conditions”) is satisfied on or prior to May 15, 2026, with respect to any series of Bonds, then the amendment to Schedule 1 reflecting the tax-exempt rate shall be effective with respect to that separate series of Bonds or Current Refunding Bonds.
Provided further that in the event that none of the Tax-Exempt Conditions are satisfied on or prior to May 15, 2026, then beginning on May 16, 2026, the Bonds shall accrue interest at the rate determined by using the Taxable Pricing Grid set forth in Schedule 1.
ARTICLE 3
MISCELLANEOUS
3.1.    Effectiveness. This Amendment is effective as of the date hereof upon its execution and delivery by the Borrower and Lenders constituting the Majority Lenders. The Administrative Agent shall promptly notify the Lenders of the occurrence of the effectiveness of this Amendment. On and after the date hereof, each reference in the Credit and Funding Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit and Funding Agreement and each reference in each of the other Loan Documents to “the Credit and Funding Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit and Funding Agreement shall mean and be a reference to the Credit and Funding Agreement as amended by this Amendment.
3.2.    Representations and Warranties. The Borrower hereby represents and warrants to the Lenders and the Administrative Agent that (a) after giving effect to this Amendment, the representations and warranties set forth in the Credit and Funding Agreement are correct in all material respects on and as of the date hereof as though made on and as of the date hereof and (b) no event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default but for the requirement that notice be given or time elapse or both.
3.3.    No Waiver. Except as specifically amended or modified pursuant to the terms of this Amendment, the terms and conditions of the Credit and Funding Agreement and the other Loan Documents remain in full force and effect. Nothing herein shall limit in any way the rights and remedies of the Lenders or the Administrative Agent under the Credit and Funding Agreement (as amended and modified hereby) and the other Loan Documents.
3.4.    Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or in electronic (i.e., “pdf’ or “tif’) format shall be effective as delivery of a manually executed counterpart of this Amendment. The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.
3.5.    Governing Law. This Amendment and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon arising out of or relating to this Amendment and the transactions contemplated hereby shall be governed by, and construed in accordance with, the law of the State of New York.
3.6.    Obligations of the Limited Liability Company. Each of the Borrower and the Limited Liability Company acknowledge and affirm that the Limited Liability Company is treated as a co-obligor and additional Borrower (as that term is defined in the MS Loan Agreement) to the MS Loan Agreement and the MS Bonds and as such, is also bound by the Credit and Funding Agreement, as amended by this Amendment, and as it shall be amended and supplemented from time to time.
[Signature page follows.]

[SIGNATURE PAGE TO FOURTEENTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]
IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this Agreement as of the day and year first above written.

OLIN CORPORATION

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

OLIN WINCHESTER, LLC

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

[SIGNATURE PAGE TO FOURTEENTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

WELLS FARGO BANK, N.A.		BANK OF AMERICA, N.A.

By:	/s/ Daniel Kinasz	By:	/s/ Jeff Hightower
Name:	Daniel Kinasz	Name:	Jeff Hightower
Title:	Executive Director	Title:	Senior Vice President

THE NORTHERN TRUST COMPANY		TRUIST BANK

By:	/s/ Jack Stibich	By:	/s/ Alexander Harrison
Name:	Jack Stibich	Name:	Alexander Harrison
Title:	Second Vice President	Title:	Director

PNC BANK, NATIONAL ASSOCIATION, individually and as Administrative Agent

By:	/s/ Caleb A. Shapkoff
Name:	Caleb A. Shapkoff
Title:	Senior Vice President

SCHEDULE 1

PRICING GRID
VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO
(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	87.5	0.000%
II	N/A	100.0	0.000%
III	N/A	112.5	0.125%
IV	N/A	125.0	0.250%
V	N/A	137.5	0.375%
VI	N/A	162.5	0.625%
VII	N/A	175.0	0.750%

* At the time of execution of the Third Amendment to Amended and Restated Credit and Funding Agreement, the Draw Down Period had expired and the Applicable Commitment Fee Rate was no longer applicable .
For purposes of determining the Designated Basis Points for computing the rate set forth in Section 2.02(e) of the Agreement and the Applicable Commitment Fee Rate:
(a)    The Designated Basis Points and the Applicable Commitment Fee Rate shall be determined on the Fourteenth Amendment Effective Date based on Pricing Level IV.
(b)    The Designated Basis Points and the Applicable Commitment Fee Rate shall be recomputed as of the end of each Reference Period ending on or after December 31, 2025 based on the Consolidated Leverage Ratio. Any increase or decrease in the Designated Basis Points and the Applicable Commitment Fee Rate computed as of such Reference Period shall be effective on the date on which the Certificate evidencing such computation is due to be delivered under Section 6.01(i)(iv).
(c)    If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders determine that (i) the Consolidated Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent or any Lender), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent or any Lender, as the case may be, under Article V. The

Borrower’s obligations under this paragraph shall survive the termination of the Commitments and the repayment of all other Obligations hereunder.
TAXABLE PRICING GRID
VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO
(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	125.0	0.250%
II	N/A	150.0	0.500%
III	N/A	162.5	0.625%
IV	N/A	175.0	0.750%
V	N/A	187.5	0.875%
VI	N/A	212.5	1.125%
VII	N/A	225.0	1.250%
EFFECT OF DETERMINATION OF TAXABILITY
In the event that a Determination of Taxability occurs with respect to any of the MS Bonds and/or TN Bonds:
(a) Accrued and unpaid interest on the affected Bonds shall be due and payable at the rate determined by using the Taxable Pricing Grid set forth above commencing on the next Interest Payment Date after the date on which the Determination of Taxability occurs.
(b) In addition to future payments of accrued and unpaid interest on the affected Bonds at the rate determined by using the Taxable Pricing Grid set forth above in accordance with paragraph (a), the Borrower shall pay to the Holders of the affected Bonds the amount by which (i) the interest that would have accrued on the principal amount of the affected Bonds at the Taxable Rate during the period (A) beginning on the date determined by the Internal Revenue Service as the date on which the interest on such Bonds became includible in gross income of the Holders, and (B) ending on the earlier to occur of the date on which unpaid interest began to accrue at the rate determined by using the Taxable Pricing Grid set forth above under paragraph (a) or the date on which the principal amount of the affected Bonds was paid in full, exceeds (ii) the interest actually paid on the principal amount of the affected Bond for such period; provided, however, that in no event shall the amount due to any Holder under this paragraph (b) exceed the out-of-pocket costs actually incurred by such Holder as a result of the Determination of Taxability.
Capitalized terms used in this Schedule I under the heading “Effect of Determination of Taxability” with respect to any Bond, if not defined in the Credit and Funding Agreement, shall have the meanings assigned in the applicable Indenture. In the event of a conflict between the terms and conditions of the provisions of this Schedule I under the heading “Effect of Determination of Taxability” and the terms and conditions of other Loan Documents, the terms and conditions contained in this Schedule I shall govern.